Exhibit 12.2

Everest Re Group, Ltd.

Ratio of Earnings (Losses) to Fixed Charges (including Annuity Interest Expense) (1)

(Dollars in thousands)

	Nine Months Ended September 30,		Years Ended December 31,
				Restated	Restated
	2005	2004	2004	2003	2002	2001	2000
Earnings: Income (Loss) before income taxes (benefits)	($42,072)	$480,177	$559,711	$491,213	$262,044	$90,343	$231,742
Fixed Charges:
Assumed interest component of rent expense	1,600	1,634	2,265	2,033	2,025	1,713	1,325
Interest expense	61,451	62,509	86,287	69,461	58,609	60,561	39,386

Total fixed charges	63,051	64,143	88,552	71,494	60,634	62,274	40,711

Earnings plus fixed charges	$20,979	$544,320	$648,263	$562,707	$322,678	$152,617	$272,453

Ratio of earnings (losses) to fixed charges (2)	0.3 to 1	8.5 to 1	7.3 to 1	7.9 to 1	5.3 to 1	2.5 to 1	6.7 to 1

(1)	For purposes of determining this ratio, “earnings” consist of consolidated net income before federal income taxes plus fixed charges. “Fixed charges” consist of interest expense on senior and subordinated debt and the revolving credit agreement and that portion of operating leases that are representative of the interest factor.

(2)	For the nine-month period ended September 30, 2005, the amount of additional earnings that would have been required to achieve a one-to-one coverage ratio is approximately $42,072,000.